NESTLÉ S.A.

RECEIVED

2006 DEC 12 A 10:32

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail OFFICE OF INTERNATIONAL CORPORATE FINANCE
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

06019127

Vevey, 30 November 2006
FXP/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

" Nestlé Waters and Grupo Modelo in Mexican bottled water alliance"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours sincerely,

F.X. P

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

Nestlé Waters and Grupo Modelo in Mexican bottled water alliance

Vevey, 29 November 2006 – Nestlé Waters, the world leader in bottled water, has today signed a letter of intent with Grupo Modelo to establish a strategic bottled water alliance in Mexico. Grupo Modelo owns the well-known *Corona* brand and is the leading beer producer and distributor in Mexico. The aim of the alliance is to further develop Nestlé Waters' existing bottled water business in Mexico, which includes household brands such as *Santa María, S. Pellegrino, Perrier* and *Nestlé Pureza Vital,* sister brand of *Nestlé Pure Life* already sold in 21 countries across the world.

Nestlé Waters currently has a market share of about 15% in Mexico's modern trade. Once this partnership is finalised, Nestlé Waters will have privileged access to traditional distribution channels in Mexico, allowing it to increase its market share quickly and sustainably over the coming years. Mexico is the world's second largest bottled water market with a yearly turnover of 15 billion litres and average growth of 8% per year.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*